

Mail Stop 3233

February 12, 2016

Via E-mail
Mr. Thad L. Meyer
Chief Financial Officer
Reven Housing REIT, Inc.
875 Prospect Street, Suite 304
La Jolla, California 92037

> **Re:** **Reven Housing REIT, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 000-54165**
>
> **Form 10-K for the year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-54165**
>
> **Form 10-K/A for the year ended December 31, 2013**
> **Filed April 17, 2015**
> **File No. 000-54165**

Dear Mr. Meyer:

We have completed our review of your filings on February 11, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities